September 27, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jan Woo, Staff Attorney, Maryse Mills-Apenteng, Special Counsel

RE:  BENEFIT SOLUTIONS OUTSOURCING CORP.
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 1, 2010
     FILE NO. 333-167917

Ms. Woo & Ms. Mills-Apenteng:

         The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Wednesday, September 29, 2010 by 5:00PM, Eastern Standard Time, or as soon thereafter as is practicable.

         The undersigned registrant acknowledges that:

            o Should the Securities and Exchange Commission (The "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

            o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ Jamie Mills

Jamie Mills
Chief Executive Officer

Enclosure